

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 28, 2013

Via E-mail
James P. Dore
Secretary
Marlborough Software Development Holdings, Inc.
500 Nickerson Road
Marlborough, MA 01752

> **Re:** **Marlborough Software Development Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 16, 2013**
> **File No. 000-54620**
>
> **Amendment No. 2 to Schedule 13E-3**
> **Filed October 16, 2013**
> **File No. 005-86801**

Dear Mr. Dore:

We have reviewed your amended filings and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 8, 2013.

Schedule 13E-3

1. You state in your response to prior comment 17 that Groton provided an oral presentation. Please note that an oral presentation is considered a report under Item 1015 of Regulation M-A. Revise the disclosure under Item 9 so that it is consistent with your response.

Preliminary Proxy Statement on Schedule 14A

Special Factors

Background of the Merger, page 17

2. Please further clarify your revision in response to prior comment 9. In the third paragraph on page 18, you disclose that there were thirteen prospective purchasers and that five had declined to make offers. Of the remaining eight, five were in active discussions with both Groton and Mr. Romik and two were in discussions solely with Mr. Romik. It is unclear how the negotiations proceeded, if at all, with the remaining prospective purchaser.

3.   You state in the third paragraph on page 18 that two of the five active purchasers with
        Groton and Mr. Romik and one of the two active purchasers with Mr. Romik were
        viewed as being the most interested in completing a transaction. In the following
        paragraphs, you appear to discuss only two of these three purchasers—Company A and
        Company B. Please expand to provide disclosure of the discussions with the remaining
        purchaser.

4.   We note your response to prior comment 12. Given the existence of an agreement with
        Company A that was effective through July 31, 2013, please clarify what
        communications, if any, took place with Company A from July 8, 2013, when you
        determined that you would not be able to satisfy the pre-signing conditions, to August 20,
        2013, when you notified Company A that you were terminating further negotiations.

5.   In the penultimate full paragraph on page 20, you do not appear to provide a reasonably
        detailed description of the oral presentation, as requested in our prior comment 17. You
        also refer to such a presentation as "oral advice." Please further revise to provide a
        reasonably detailed description as required by Item 1015(b)(6) of Regulation M-A. Also,
        clarify what you mean by "formal report" in the fourth bullet point on page 24 and how
        that differs from a report under Item 1015.

Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee
and Our Board of Directors

Reasons for undertaking the Going Private Transaction at this Time, page 21

6.   Regarding your revision in response to prior comment 6 to provide the information under
        Item 1004(e) of Regulation M-A, please note that all filing persons are required to
        provide the disclosure. Your definition of "we" on page 1 includes only Marlborough
        Software and not the other filing persons. Revise accordingly. In addition, revise Item 4
        of the Schedule 13E-3 to reflect the added disclosure.

Recommendation of the Strategic Committee, page 22

7.   We note your response and revisions in response to prior comment 18. Please expand
        your discussion in the antepenultimate bullet point on page 22 to disclose in greater detail
        how historical market prices were considered. Refer to Item 1014(b) of Regulation M-A.

8.   In addition, refer to the second to last sentence of our prior comment 18. Please revise
        the disclosure to provide the information requested in the prior comment. Alternatively,
        please revise the disclosure on page 28 in the first paragraph below the caption "Position
        of Merger SPV Group as to the Merger" to indicate that the Merger SPV Group has
        expressly adopted the analyses and conclusions of the Strategic Committee found on

pages 22 through 24. See Question No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

<u>Security Ownership of Certain Beneficial Owners and Management, page 65</u>

9.   Please disclose by footnote or otherwise that the ownership of Altshuler Shaham and Mr. Kaminski may change pursuant to a letter agreement that would become effective upon consummation of the Merger. In this regard, we note your added disclosure in the last paragraph on page 69 and elsewhere.

*   *   *   *

        Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3444 with any questions.

                                        Sincerely,

                                        /s/ Perry J. Hindin

                                        Perry J. Hindin
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Gregory L. White, Esq.
        Seyfarth Shaw LLP